SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

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                                ACTEL CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))

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                Options to Purchase Common Stock, $.001 par value
                         (Title of Class of Securities)

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                                   004934 10 5
            (CUSIP Number of Class of Securities Underlying Options)

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                               David L. Van De Hey
                 Vice President & General Counsel and Secretary
                                Actel Corporation
                             955 East Arques Avenue
                           Sunnyvale, California 94086
                                 (408) 739-1010

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                                   Copies to:
                              Henry P. Massey, Jr.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

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


                            Calculation of Filing Fee

====================================== =========================================

   Transaction valuation*                  Amount of filing fee**
-------------------------------------- -----------------------------------------
-------------------------------------- -----------------------------------------

       $84,288,200.00                            $16,857.64
====================================== =========================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,523,898 shares of common stock of Actel Corporation having an aggregate value of $84,288,200.00 as of May 31, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the estimated transaction value.


**       Amount previous paid.


         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:        Not Applicable
         Form or Registration No.:      Not Applicable
         Filing Party:                  Not Applicable
         Date Filed:                    Not Applicable

         Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         third-party tender offer subject to Rule 14d-1.

         issuer tender offer subject to Rule 13e-4.

         going-private transaction subject to Rule 13e-3.

         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 3 supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 1, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on June 20, 2001, and as supplemented by Amendment No. 2 filed with the SEC on June 26, 2001(the "Schedule TO"), relating to the offer by Actel Corporation ("Actel") to exchange options to purchase shares of its common stock, par value $.001 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated June 1, 2001, as amended and supplemented by the Supplement to Offer to Exchange all Outstanding Options for New Options dated June 20, 2001 (the "Offer to Exchange").

Item     4. Terms of the Transaction.

         Item 4 of the Schedule TO is hereby supplemented as follows:

         (a) The Offer expired at 9:00 p.m., Pacific Time, on Friday, June 29, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 516,153 shares of our common stock, which represented 9.3% of the options eligible for exchange. We will grant options to purchase an aggregate of 516,153 shares of our common stock in exchange for such tendered options to an aggregate of 75 option holders, subject to their continued employment and the other terms and conditions of the Offer, as set forth in the Offer to Exchange. On July 2, 2001, we sent each option holder whose options had been accepted for exchange a letter substantially in the form of Exhibit (a)(5) hereto.

         (b) No options were tendered by any Actel executive officer or affiliate.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete, and correct.




                                             ACTEL CORPORATION




       Date: July 3, 2001                 /s/ David L. Van De Hey
                             ------------------------------------------------
                                            David L. Van De Hey
                              Vice President & General Counsel and Secretary